                                                                                                            December 20, 2017

David Manion

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:       Staff comments to various annual and semi-annual shareholder reports filed on behalf of the Wells Fargo Funds (the “Funds”) as follows:

with respect to Funds that are series of Wells Fargo Funds Trust, filings made for the fiscal periods ended September 30, 2016, October 31, 2016, February 28, 2017,

      March 31, 2017, April 30, 2017 and May 31, 2017; and

with respect to Funds that are series of Wells Fargo Master Trust (“Master Portfolios”), filings made for the fiscal period ended May 31, 2017

  Dear Mr. Manion:

We have summarized your oral comments to the various annual and semi-annual shareholder reports filed on behalf of the Funds listed above which you relayed to us in our telephone conversation with you on November 8, 2017. Please note the following responses to your comments below. For your convenience, we have restated your oral comments below, followed by our written responses. Capitalized terms not defined below are intended to refer to the defined terms used in the filings referenced above.

1.         Comment:       With respect to the Wells Fargo Small Cap Opportunities Fund, you noted that the Fund’s principal investment strategy as disclosed in the Fund’s prospectus references the Russell 2500 Index but that the Fund’s average total return table in the filed shareholder report references the Russell 2000 Index.  You requested that we explain the difference.

Response:        The reference to the Russell 2500 Index in the Fund’s principal investment strategy in the prospectus is intended to describe the market capitalization range of the securities which the Fund may purchase.  This use of an index is only as a descriptor of market capitalization characteristics and the Russell 2500 Index, and the Russell 2500 Index is not the Fund’s broad-based index for purposes of comparison of the Fund’s total return, which is more appropriately the Russell 2000 Index.  We further note that the Fund’s prospectus uses the Russell 2000 Index for purposes of showing the average annual total returns, which is consistent with the use of the Russell 2000 Index in the filed shareholder report.

2.         Comment:         With respect to the Wells Fargo Emerging Markets Equity Income Fund, you noted that the Fund’s portfolio of investments reflects greater than 25% exposure to securities in the financial sector.  You requested that we considering adding additional risk disclosure to the Fund’s prospectus.

Response:        The Fund does not have a stated investment policy to focus its investments in any particular economic sector, such as the financial services sector, and therefore does not include an investment risk relating to such sector.  The Fund’s level of investment in any broad economic sector, including the financial sector, may change at any time at the portfolio managers’ discretion.  Therefore, we do not believe that the addition of such a risk disclosure is either necessary or practical.

3.         Comment:       With respect to the Wells Fargo Small Cap Opportunities Fund, you noted that the Fund’s prospectus includes principal investment strategy and risk disclosures relating to investments in futures and options, but that a review of the Fund’s portfolio of investments shows no investments in futures for a three year period of time and very minor investments in options over a two year period of time.  You asked us to consider whether the prospectus disclosures were necessary.

Response:        To the extent that the Fund continues to not invest in derivatives as part of its principal investment strategy by the Fund’s next annual update of its prospectus, the Fund’s prospectus will be amended at the next annual prospectus update to remove the references to derivatives from the principal investment strategy and risks sections accordingly.

4.         Comment:       With respect to the Wells Fargo Strategic Income Fund, you noted that derivatives represented a significant portion of the Fund’s investments for the period and that losses due to such derivative use had a significant impact on the Fund’s return, but that the Fund’s manager discussion of the fund’s performance (“MDFP”) did not include any discussion about the losses attributable to derivatives.  You asked that we explain this omission.

Response:        Pursuant to Item 27 of Form N-1A, the annual report to shareholders must include a discussion of factors that materially affected the Fund’s performance during the period covered by the report. While the Fund did engage in derivatives transactions during the period and did experience some losses on those particular investments, the portfolio managers did not believe that those losses materially affected the Fund’s performance thus warranting discussion in the commentary section the Fund’s shareholder report. We note that certain futures contracts entered into by the Fund during the period were used for duration management, and that the Fund’s longer duration position relative to the ICE BofAML 3-Month LIBOR Constant Maturity Index was noted as a performance detractor.

5.         Comment:       With respect to the Wells Fargo Small Cap Opportunities Fund, you noted that the Fund’s annual fund operating expense table in the prospectus includes acquired fund fees and expenses of 0.01% and noted that a review of the Fund’s filed shareholder report reflected 0.01% of expense from business development companies alone. In light of the Fund’s ability to participate in cash sweep and to otherwise invest in additional investment companies, you requested that we confirm that the stated amount of acquired fund fees and expenses is correct.

            Response:        The Fund held one business development company that was not included as part of the acquired fund fees and expenses within the prospectus annual fund operating expense table.  The correct amount of acquired fund fees is 0.07% and the prospectus has been supplemented to reflect this figure.

6.         Comment:       With respect to the Wells Fargo Absolute Return Fund, you noted that the Fund’s annual fund operating expense table in the prospectus did not reconcile with the expenses included in the shareholder report. You asked that we confirm the expenses and explain any differences.

Response:        We confirm that the expenses disclosed in the Fund’s prospectus are appropriate.  The difference between the net expense ratio in the Financial Highlights section of the filed shareholder report and the net operating expense ratio in the prospectus is 0.87%.  This difference is composed of the following:

0.59% - GMO Benchmark-Free Allocation Fund’s (BFAF) direct expenses as footnoted in the

              Financial Highlights;

0.20% - Acquired fund fees from underlying mutual funds held by BFAF

0.08% - Purchase premiums and redemption fees from transacting in BFAF

            0.87% - Total

7.         Comment:       You noted that the Funds’ balance sheet liabilities do not separately break out trustee fees payable, and that such amounts should be broken out per Rule 6-04 of Regulation S-X as amounts payable to affiliates. To the extent a Fund has trustee fees payable, you requested that we include a separate line item going forward.

            Response:        Trustees’ fees and expenses payable had not previously been separately broken out on the Statement of Assets and Liabilities as the amounts were less than 5% of total liabilities.  Going forward, Trustees’ fees and expenses payable, if any, will be broken out separately on the Statement of Assets and Liabilities for each Fund as required under Rule 6-04 of Regulation S-X.

8.         Comment:       You noted that the notes to the Funds’ financial statements disclose that the Funds were reimbursed by State Street Bank and Trust Company, the Funds’ custodian, for certain out-of-pocket expenses that were billed to the Funds in error. You requested that we explain our conclusion that such reimbursements should be accounted for as dividend or interest income.

            Response:        The reimbursements received from State Street Bank and Trust Company were immaterial to the Funds and we chose to combine them with the largest component of income in each respective Fund.  This decision to disclose the reimbursements in income versus expense or realized gain was based in part on AICPA Investment Company Guide item 8.36.  Including the reimbursements received as part of income also preserves the actual expense amounts of the Funds along with the expense ratios which are experienced by shareholders.

9.         Comment:       With respect to those Funds that are feeder funds in a master/feeder structure, you requested that we explain why the feeder Funds’ investments in affiliated Master Portfolios are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient?

            Response:        Affiliated Master Portfolios utilized in a Master/Feeder structure are only available to Wells Fargo Funds and not to the public.  They are accounted for as partnership investments and are valued daily.  Since the affiliated Master Portfolio values are not publicly available, we determined the best classification of these investments was measuring them using net assets value per share (or its equivalent) as a practical expedient, under the guidance of ASU 2015-10.

10.       Comment:       With respect to Master Portfolios, you noted that a number of N-CSR Filings going back to the period ended February 29, 2012 appear to be missing information required for Items 2 through 6 of Form N-CSR. You requested that we review such filings and refile as needed to include any missing information.

            Response:        We have reviewed all N-CSR filings for the Master Portfolios since the period ended February 29, 2012 and confirm that with respect to information required by Items 2 through 6 of Form N-CSR, the required information has been provided.  As the information was included in the original filings, refiling of any of the N-CSRs is not necessary.

11.       Comment:       With respect to the Form N-MFP filings for the Funds that are money market funds, you noted that over 80 amendments have been recently filed. You asked that we explain generally the reason for these amendments. You also requested that for future amendment filings, we include a cover letter explaining the reason for the amendment filing.

            Response:        The amended filings were made as a result of a comment we recently received from the staff of the SEC questioning our response to Item C.9, which requires the Fund to disclose if a particular security is an “Eligible Security”.  The amended filings covered Items C.9, C.13, C.15 and C.16.  Going forward, when an amendment filing is deemed necessary, we will make note of the reason for filing in a cover letter.

12.       Comment:       With respect to the Wells Fargo Dynamic Target Date Funds, you noted that the Funds include a table in their MDFPs illustrating the Funds’ effective allocations to, among other things, the Funds’ effective cash, which is described as being comprised of the net impact of long and/or short futures contracts. Given that futures contracts are settled daily, you requested that we explain how appreciation/depreciation is considered effective cash.

            Response:        While it is true that futures are settled daily, we incorporate the notional value of the futures into our effective allocations. In cases where the futures positions are not notionally matched, we offset our futures position with an effective cash position.  For these Funds, if we are short 5% in various equity futures (S&P, EAFE, Russell 2000, etc.), we offset that with an effective cash position of 5%.  This is the approach that is used in calculating effective allocations.

13.       Comment:       With respect to the Master Portfolios, you noted that the financial statements in the filed shareholder reports are missing the components of net assets as well as sources of capital, and that the financial highlights are missing a net asset reference.

            Response:        In accordance with FASB ASC 946-210-45-5, master portfolios organized as partnerships usually do not report the components of net assets, shares outstanding, or net asset value per share.

14.       Comment:       With respect to the Wells Fargo Absolute Return Fund, you requested that we explain why expenses from the master fund are not included in the financial highlights.

            Response:        The Wells Fargo Absolute Return Fund invests substantially all of its assets in GMO Benchmark-Free Allocation Fund, an unaffiliated registered investment company.  As an unaffiliated fund, the assets and liabilities of GMO Benchmark-Free Allocation Fund are not allocated to the Absolute Return Fund and are not included in the Statement of Operations and therefore are not included in the Financial Highlights.  The Fund bears the fees and expense of GMO Benchmark-Free Allocation Fund indirectly through the calculation of the net asset value of GMO Benchmark-Free Allocation Fund.  Recognizing that the Absolute Return Fund invests solely in GMO Benchmark-Free Allocation Fund, the impact of expenses from GMO Benchmark-Free Allocation Fund is disclosed through a footnote in the Financial Highlights.

15.       Comment:       With respect to the Wells Fargo Target Date Funds, you requested that we explain how the portfolio turnover rate was calculated and the reasons for using a blended rate.

            Response:        For the Wells Fargo Target Date Funds, the portfolio turnover rate for each underlying affiliated Master Portfolio is calculated as required.  The portfolio turnover rate of each underlying affiliated Master Portfolio is then multiplied by each feeder Target Date Fund’s ownership percentage in the respective underlying affiliated Master Portfolio.  These amounts are aggregated and disclosed as the portfolio turnover rate of the feeder Target Date Funds. We believe the blended rate is a better representation of the portfolio turnover for shareholders.

16.       Comment:       With respect to the Wells Fargo Dynamic Target Date Funds, you requested that we explain how the portfolio turnover rate was calculated and asked that we include a footnote in the financial highlights as we do for the Wells Fargo Target Date Funds.

            Response:        The Wells Fargo Dynamic Target Date Funds each own affiliated Master Portfolios, exchange-traded funds, and other non-affiliated mutual funds.  The purchases and sales of securities of each affiliated Master Portfolio are multiplied by each Dynamic Target Date Fund’s ownership percentage of the corresponding affiliated Master Portfolio.  The allocated purchases and sales of each affiliated Master Portfolio is then aggregated with the direct purchases and sales of each Dynamic Target Date Fund in exchange-traded funds and other non-affiliated mutual funds.   Going forward, we will include the following footnote in the Financial Highlights:  “Portfolio turnover rate is calculated by multiplying the Fund’s ownership percentage in the respective affiliated Master Portfolios by the corresponding affiliated Master Portfolio’s purchases and sales.  These purchase and sale amounts are aggregated with the direct purchases and sales in Underlying Funds and included in the portfolio turnover calculation.”

17.       Comment:       With respect to each Fund which is a feeder fund, you requested that we confirm that the expenses of the applicable underlying Master Portfolio are properly shown in the expense table in the prospectus, and ensure that the proper footnote is included going forward.

            Response:        With respect to the presentation of expenses in the Funds’ prospectuses, per Instruction 3(f)(i) to Item 3 of Form N-1A and consistent with the reporting requirements for fund-of-funds, the expenses of the affiliated Master Portfolios are included in the Funds’ reporting of acquired fund fees and expenses.  For Funds which operate as master/feeder funds, the expenses of the underlying Master Portfolio in which the feeder Fund invests substantially all of its assets are consolidated with the feeder Fund’s expenses and will be accompanied by a footnote accordingly.

18.       Comment:       With respect to each Fund which is a feeder fund, you noted that the hypothetical expenses contained in the financial statements should include Master Portfolio expenses. You requested that we confirm such expenses are included where applicable and that we add disclosure indicating this fact going forward.

            Response:        For Funds which operate as a master/feeder fund, the expenses of the underlying Master Portfolio in which the feeder Fund invests substantially all of its assets are consolidated with the feeder Fund’s expenses and therefore included in the calculation of hypothetical expenses contained in the financial statements.  A footnote disclosing this will be included going forward.

19.       Comment:       With respect to certain of the Funds that operate as funds-of-funds, you noted that footnotes in the financial statements seem to indicate that such Funds are actually feeder funds in a master/feeder structure. You requested that we ensure that all funds-of-funds and feeder funds are correctly identified.

            Response:        Footnotes in the financial statements will properly reflect each relevant Fund as either a fund-of-funds or a feeder fund in a master/feeder structure as appropriate.

Please feel free to call me at (617) 210-3682 if you have any questions or comments with respect to this matter.

Sincerely,

/s/ Maureen Towle

Maureen Towle

Senior Counsel

WELLS FARGO FUNDS MANAGEMENT, LLC